UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 002-43929

Caterpillar Foreign Service Employees’ Stock Purchase Plan
(Exact name of registrant as specified in its charter)

100 NE Adams Street, Peoria, Illinois 61629, (309) 675-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests and Caterpillar Inc. Common Stock, $1.00 par value per share, or Foreign Denominated Equivalents Issuable Pursuant to the Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)	X

Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(i)

	Rule 15d-6	X

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934 Caterpillar Foreign Service Employees’ Stock Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2006   By: /s/S. C Banwart
                       Title: Vice President